FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

INTERNATIONAL TOWER HILL MINES LTD. (the “Issuer”)
Suite 2300 – 1177 West Hastings Street
Vancouver, B.C. V6E 4K3

Item 2.	Date of Material Change

November 21, 2011

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51- 102 with respect to the material change disclosed in this report is November 21, 2011. The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports the results from their Annual General Meeting of Shareholders held on November 17, 2011.

Item 5.	Full Description of Material Change

The Issuer reports announces an update on the results from its annual general meeting of shareholders held on Thursday, November 17, 2011. At the meeting, the shareholders fixed the size of the board at 8 and elected three new members to the Issuer’s board of directors: Donald Ewigleben, Roger Taplin and Mark Hamilton. Mr. Ewigleben has also been appointed as the new Chairman of the Board. The shareholders also re-appointed the current auditors, MacKay LLP.

Election of Directors

At the meeting, the Issuer’s shareholders elected eight directors, including the following three new directors:

Donald C. Ewigleben

Mr. Ewigleben is a lawyer with 35 years of experience in the mining industry overseeing legal, regulatory environmental and government affairs. He is currently the President and Chief Executive Officer of Uranium Resources, Inc., a uranium producer with ISR mining projects in the state of Texas. Previously, he was President and Chief Executive Officer of AngloGold Ashanti North America and served as the Executive Officer –Sustainability & Legal Affairs for AngloGold Ashanti in the Americas. Mr. Ewigleben served as the Executive Officer – Law, Safety, Health & Environment for AngloGold Ashanti Ltd. in Johannesburg, South Africa in 2006 and 2007. Prior to becoming the CEO of AngloGold in 2004, Mr. Ewigleben served as President and CAO and as Vice President and General Counsel. Before joining AngloGold in 2000, he was the Vice President, Environmental and Public Affairs, for Echo Bay Mines. Prior to AngloGold and Echo Bay, Mr. Ewigleben served in various capacities for AMAX Gold and AMAX Coal Industries. He began his career as a governmental affairs representative for AMAX in Washington, DC and multiple state legislatures. He has been responsible for the development of several award-winning environmental programs and has directed the permitting for many successful operations in the United States, Canada, Mexico, Russia, New Zealand and the Philippines.

Mr. Ewigleben has served on the Board of Directors for the National Mining Association, the Gold Institute, the Mining Association of Canada, numerous state and provincial coal and hard-rock mining associations and as a trustee of the Northwest Mining Association, the Eastern Mineral Law Foundation and the Rocky Mountain Mineral Law Foundation. A graduate of the Indiana University School of Law, he also holds Bachelor of Science degrees in American history, political science and music from Ball State University. Mr. Ewigleben is a member of the American Bar Association and is admitted to the practice of law in Colorado and Indiana.

Mark R. Hamilton

Mr. Hamilton retired as a U.S. Army Major General following 31 years of active military duty, primarily in the fields of teaching, management and administration. Most recently, he was the past president of the University of Alaska System from 1998 to 2011. Prior to 1998, Mr. Hamilton served as Chief of Staff of the Alaskan Command at Elmendorf Air Force Base and Commander of Division Artillery at Fort Richardson. He is a graduate of the U.S. Military Academy at West Point and is the recipient of the Army’s highest peacetime award, the Distinguished Service Medal. He received his Masters degree in English Literature from Florida State University. In addition, he graduated from the Armed Forces Staff College in Virginia, and the U.S. Army War College in Pennsylvania. Mr. Hamilton currently serves as a director of the Aerospace Corporation Board and on the BP Advisory Board and Alaska Sealife Center Board. He previously served as a Director of Alaska Air Group Inc. from 2001 to February 9, 2011.

Roger R. Taplin

Mr. Taplin is a partner in McCarthy Tétrault’s Business Law Group and is the co-leader of the Global Mining Group. His practice is primarily focused on the areas of mergers and acquisition and securities, particularly in the mining sector.

Mr. Taplin’s experience includes advising on significant mining M&A transactions, including friendly and hostile takeover bids. Prior to joining McCarthy Tétrault in May 2003, he was a partner at Deneys Reitz Attorneys in Johannesburg, South Africa. During 1998, he was seconded to Slaughter and May solicitors in London, UK, as a visiting lawyer. He received a BA in Political Science (cum laude) and Law in 1992 and his LLB in 1994 from the University of Witwatersrand. Mr. Taplin was called to the British Columbia bar in 2003 and was admitted as an attorney of the High Court of South Africa in 1997.

The three new directors join the Issuer’s Chief Executive Officer, James J. Komadina, and current directors Jeffrey Pontius, Anton Drescher, Daniel Carriere and Timothy Haddon, each of whom were re-elected to the board. These directors will all hold office until the next Issuer annual meeting. The three new directors replaced Hendrik Van Alphen, who had served as chairman of the board since 2006; Ronald Sheardown, who first joined the board in 2007; and Steve Aaker, who first joined the board in 2009.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the potential for a production decision to be made in respect of the Livengood Project, the potential for the development of a mine, and any production, at the Livengood project, business and financing plans and business trends, are forward-looking statements. Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Issuer may produce or plan to produce, the Issuer's inability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Issuer's Annual Information Form filed with certain securities commissions in Canada and the Issuer's annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Issuer and filed with the appropriate regulatory agencies. All of the Issuer's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

James Komadina, President & CEO
Business Telephone No.: (720) 881-7646

Item 9.	Date of Report

November 21, 2011